news release

Zi Corporation Names Andrew M. Gertler to Board of Directors

CALGARY, AB, July 9, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Andrew M. Gertler has been named to its Board of Directors, effective June 27, 2007. Mr. Gertler replaces Richard D. Tingle, Q.C., who was Zi’s Chairman and a member of the Board since 2005. Mr. Tingle passed away June 27 of complications arising from esophageal cancer. The size of Zi’s Board remains at six members.

Mr. Gertler, 47, is currently a Principal of Montreal-based Lester Asset Management, Inc., a discretionary money management and advisory firm where he engages in portfolio management, merger and acquisition activities, corporate reorganization and private equity investments. Mr. Gertler also serves as a director of Toronto-based Northern Ethanol, Inc., Montreal-based Neutron Enterprises Inc. and Palo Alto, California-based Avicena Group, Inc.

"We are deeply saddened by the loss of Richard Tingle and our sympathies are with his family. His contributions and leadership of our Board were invaluable and he will be greatly missed," said President, Chief Executive Officer and Director Milos Djokovic. "We look forward to working with Andrew as a member of our Board. Andrew is an exceptional addition to the Board and his experience, advice and participation will be extremely valuable as we grow the Company."

Mr. Gertler previously served as Chairman, President and Chief Executive Officer of Northern Ethanol from November 2004 through April 2006, and continued as Chairman until June 2006. In addition, he served as Chairman and Chief Executive Officer of Neutron Enterprises from August 2004 until June 2006. From April 2001 to March 2004, he served as Managing Director of Gestion Jean-Paul Auclair Inc., a private equity firm based in Montreal.

Mr. Gertler received a Bachelor of Commerce degree in finance from McGill University in Montreal and an MBA degree from the University of Western Ontario. He currently resides in Montreal.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The Company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText® for one-touch predictive text entry; Decuma for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+ 1 (949) 474 4300

Intelligent Interface Solutions